Exhibit 8.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Fort Products Limited(1)	England and Wales

Fort Products LLC(2)	Delaware

(1)	Fort Products Limited is a wholly-owned subsidiary of Fort Technology Inc.

(2)	Fort Products LLC is a wholly-owned subsidiary of Fort Products Limited.